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                                                  OMB Number 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Shell Capital Limited
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   (Last) (First) (Middle)

   Shell Centre
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   (Street)

   London England SE1 7NA
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   (City) (State)  (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Chaparral Resources, Inc. (CHAR)
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3. IRS Identification Number of Reporting Person (if an entity) (voluntary)


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4. Statement for Month/Year

   April, 2001
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5. If Amendment, Date of Original (Month/Year)

   February, 2000
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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
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7. Individual or Joint/Group Filing (Check applicable line)

   [   ] Form filed by one Reporting Person
   [ X ] Form filed by more than one Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                       4.
                                                                                       Securities Acquired (A) or
                                                              3.                       Disposed of (D)
                                                              Transaction              (Instr. 3, 4 and 5)
                                      2.                      Code                     -----------------------------
1.                                    Transaction             (Instr. 8)                                  (A)
Title of Security                     Date                    ------------             Amount             or      Price
(Instr. 3)                            (mm/dd/yy)               Code     V                                 (D)
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(1)
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(2)
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      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                     5.                      6. Owner-
                                     Amount of               ship
                                     Securities              Form:              7.
                                     Beneficially            Direct             Nature of
                                     Owned at End            (D) or             Indirect
1.                                   of Month                Indirect           Beneficial
Title of Security                    (Instr. 3               (I)                Ownership
(Instr. 3)                           and 4)                  (Instr.4)          (Instr. 4)
------------------------------------------------------------------------------------------------------------------
(1)
------------------------------------------------------------------------------------------------------------------
(2)
------------------------------------------------------------------------------------------------------------------
==================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                     6.
                                                                                                     Date
                                                                      5.                             Exercisable and
                         2.                            4.             Number of Derivative           Expiration Date
1.                       Conversion or                 Transaction    Securities Acquired (A)        (Month/Day/Year)
Title of                 Exercise        3.            Code           or Disposed of (D)            ----------------
Derivative               Price of        Transaction   (Instr. 8)     (Instr. 3, 4 and 5)            Date          Expira-
Security                 Derivative      Date (Month/  ------         -----------------------        Exer-         tion
(Instr. 3)               Security        Day/Year)     Code    V      A)              (D)            cisable       Date
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(1) Warrants to purchase                                             See footnote     None        See footnote   See footnote
    common stock        $9.79        April 18, 2001     P       V    #1                           #2             #3
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(2)
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Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
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                          7.
                          Title and Amount
                          of Underlying                                                            10.
                          Securities                                              9.               Ownership
                          (Instr. 3 and 4)                                        Number of        Form of
                          ----------------                                        Derivative       Derivative      11.
1.                                          Amount              8.                Securities       Securities      Nature of
Title of                                    or                  Price of          Beneficially     Beneficially    Indirect
Derivative                                  Number              Derivative        Owned            Owned at        Beneficial
Security                                    of                  Security          at End of Month  End of Month    Ownership
(Instr. 3)                Title             Shares              (Instr. 5)        (Instr.4)        (Instr. 4)      (Instr. 4)
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(1) Warrants to purchase
    common stock          Common stock     1,785,455                            1,785,455           D
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(2)
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Explanation of Responses:

1 The number of shares of common stock represented by the Warrants increased from 146,693 shares to 1,785,455 shares as a result of dilutive events arising in connection with the issuance by the Company of additional common stock.

2 The Warrants are exercisable at any time beginning upon the earlier of (i) the date of completion of the development project of the Karakuduk Oil Field in the Republic of Kazakhstan, as envisaged under the terms of the Loan Agreement, and (ii) September 30, 2001 (the "Commencement Date").

3    Five years from the Commencement Date.




Michael Patrick Treanor                                    April 27, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

SEC 1472  Note:  File three copies of this Form, one of which  must  be manually
(3-99)    signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


Joint Filer Information

Name:                 The Shell Petroleum Company Limited

Address:              Shell Centre
                      London SE1 7NA
                      England

Designated Filer:     Chapparral Resources, Inc. (CHAR)

Date of Event
Requiring Statement:  April 18, 2001




                                        Signature


                                        By/s/Jyoti Eruch Munsiff
                                          -------------------------------
                                          Name:  Jyoti Eruch Munsiff
                                          Title: Company Secretary